SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of July, 2004

Commission File Number 1-14493

TELESP CELULAR PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

Telesp Cellular Holding Company
(Translation of Registrant's name into English)

Av. Roque Petroni Jr., no.1464, 6th floor – part, "B"building
04707-000 - São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

VIVO, THE SOUTH HEMISPHERE'S LARGEST WIRELESS COMMUNICATION GROUP, ANNOUNCES SECOND QUARTER 2004 CONSOLIDATED RESULTS OF TELESP CELULAR PARTICIPAÇÕES S.A.

São Paulo - Brazil, July 23, 2004 - TELESP CELULAR PARTICIPAÇÕES S.A. (TCP) (BOVESPA: TSPP3 (ON = Registered Common Shares) / TSPP4 (PN = Registered Preferred Shares); NYSE: TCP), announced today its consolidated results for the second quarter of 2004 (2Q04). The Company's operating and financial information, except as otherwise indicated, is presented in Brazilian Reais in accordance with Brazilian Corporate Law. TCP is one of the companies of the largest wireless group in the southern hemisphere and controls: (i) 100% of the capital stock of Telesp Celular S.A. (TC); (ii) 100% of the capital stock of Global Telecom S.A. (GT); and (iii) 90.73% of the voting capital (29.31% of total capital), excluding treasury shares, of Tele Centro Oeste Celular Participações S.A. (TCO).

HIGHLIGHTS
	According to Corporate Law
	2 Q 04	1 Q 04	D%	2 Q 03	D%	2Q03
R$ million						(***)	D%

Net operating revenue	1,839.3	1,718.6	7.0%	1,512.1	21.6%	1,667.0	10.3%
Net revenue from services	1,544.2	1,472.4	4.9%	1,258.5	22.7%	1,398.1	10.4%
Net revenue from sales of goods	295.1	246.2	19.9%	253.6	16.4%	268.9	9.7%
Total operating costs	(1,194.4)	(1,019.8)	17.1%	(975.1)	22.5%	(1,064.0)	12.3%
EBITDA	644.9	698.8	-7.7%	537.0	20.1%	603.0	6.9%
EBITDA Margin (%)	35.1%	40.7%	-5.6 p.p.	35.5%	0.4 p.p.	36.2%	-1.1 p.p.
Depreciation and amortization	(299.5)	(295.5)	1.4%	(293.5)	2.0%	(309.8)	-3.3%
EBIT	345.4	403.3	-14.4%	243.5	41.8%	293.2	17.8%
Loss in the period (*)	(67.3)	(35.3)	90.7%	(262.2)	-74.3%	(249.4)	-73.0%
Loss per share (R$ per 1,000 shares)	(0.06)	(0.03)	90.8%	(0.22)	-74.3%	-	-
Loss per ADR (R$)	(0.14)	(0.08)	90.8%	(0.56)	-74.3%	-	-
Number of shares (billion)	1,171.8	1,171.8	-	1,171.8	-	-	-

Investments	343.1	105.5	225.2%	96.1	257.0%
Investment as net revenue %	18.7%	6.1%	12.6 p.p.	6.4%	12.3 p.p.
Operating cash flow	301.8	593.3	-49.1%	440.9	-31.5%

Customers (thousand) (**)	15,530	14,295	8.6%	10,887	42.6%
Net additions	1,235	997	23.9%	405	204.9%
(*) Stated loss corresponds to TCP's loss (GT and TC) plus the equivalent to its 29.7% share in TCO's loss.
(**) includes TCO's customer base
(***) TCO's aggregate results relating to April for comparison purposes

TCP, along with Tele Leste Celular Participações S.A., Tele Sudeste Celular Participações S.A. and Celular CRT Participações S.A, make up the assets of the Joint Venture between Telefónica Móviles and Portugal Telecom, operating under VIVO brand, Top of Mind in the Brazilian market.

HIGHLIGHTS

2Q04

• In relation to 2Q03 and to 1Q04 (including TCO), the customer base increased by 42.6% and 8.6%, respectively, reaching 15,530 thousand customers, and 8.6%, as compared to 1Q04. Net additions in 2Q04 totaled 1,235 thousand new customers, 204.9% above additions recorded in the same period last year and 23.9% above additions recorded for 1Q04, a result of the enhanced commercial activity, in special the Mother's Day and Valentine's Day promotional campaigns.

• TCP was responsible for a 43.8% share in net additions in 2Q04 in the region where it operates, 6.3 percentile points more than in 2Q03.

• TCP recorded again an increase in its contract customers base in 2Q04, having grown 5.7% and 1.3% in relation to 2Q03 (including TCO) and 1Q04, respectively.

•• 1.6% Churn, a decrease of 0.5 percentile points in relation to the 2Q03 Churn and remaining stable in relation to 1Q04, despite the disconnection of prepaid customers due to their failure to update personal record information, as required by Anatel, and to the enhanced competition activity.

• The R$ 125 SAC recorded in 2Q04 decreased by 17.1% when compared to 2Q03, and remained stable in relation to the previous quarter.

• Contract ARPU increased from R$ 89.5, in 1Q04, to R$ 92.5, in 2Q04.

• In 2Q04, prepaid and contract outgoing MOU increased by 25% and 8%, respectively, when compared to 2Q03.

• EBITDA reached R$ 644.9 million, higher than in 2Q03, generating an EBITDA margin of 35.1%.

• TCP's loss in 2Q04 decreased by 73.0% (R$ 182.1 million), when compared to the same period of last year.

• Data revenues represent 4.8% of the net revenue from services, as compared to 2.4% in 2Q03.

• Global Telecom, SPM operator, formerly created as a "B" band operator, in Paraná and Santa Catarina states, surpassed the coverage provided by its A Band competitor, being the first carrier to achieve this performance.

Technological Innovation

The companies controlled by TCP already operate high speed Mobile Internet through their CDMA 1xRTT networks, At the end of June 2004, the coverage already reached 27 municipalities in the state of São Paulo (approximately 82% of the population in the metropolitan region of São Paulo and 14% in the interior land), 8 municipalities in Paraná and Santa Catarina states (17% of the population of both states) and 46 municipalities in area 7, exploited by TCO (39% of the population). It is estimated that the coverage will reach more than 340 municipalities by the year end in the whole area covered by TCP. In May, VIVO announced the implantation of a very high speed data transmission mobile network in São Paulo and Rio de Janeiro, using CDMA2000 1xEV-DO (Evolution - Data Only) 3rd generation technology.

TCO has continued to keep its focus on data transmission services, having implemented new products such as "VIVO em Ação", an innovation that has made VIVO the first mobile telephone operator in the world to launch an alternative reality game (ARG). Such game lasted four weeks and was played by approximately 1.4 million customers throughout Brazil.

Basis for Presentation of Results

As from May 1, 2003, TCP started consolidating Tele Centro Oeste (TCO)'s information due to its acquisition of that company's share control.

For comparison purposes, we also present the 2Q03 consolidated results, including TCO's results for April.

The Personal Mobile Service (SMP) operators implemented Carrier Selection Codes (CSP) for domestic and international long distance calls, in accordance with Anatel's rules. Therefore, the TCP operators no longer earn VC2 or VC3 (long-distance) revenues, and currently derive interconnection revenue (VUM) from the usage of their network for completing long distance calls.

The Bill & Keep system was also implemented, under which payment for use of local network among SMP operators is not made unless traffic rate among them exceeds 55%, which fact causes an impact over interconnection revenue and cost.

Some information disclosed on March 31, 2004 and on June 30, 2003 may be re-classified, as applicable, for comparison purposes. Total amounts are subject to differences, due to rounding-up procedures.

OPERATING PERFORMANCE - TELESP CELULAR S.A.

	2 Q 04	1 Q 04	D%	2 Q 03	D%

Total number of customers (thousand)	8,500	7,970	6.6%	6,270	35.6%
Contract	1,536	1,495	2.7%	1,445	6.3%
Prepaid	6,964	6,475	7.6%	4,825	44.3%
Market share (*)	59.5%	61.5%	-2.0 p.p.	63.8%	-4.3 p.p.
Net additions (thousand)	530	475	11.6%	168	215.5%
Contract	41	20	105.0%	14	192.9%
Prepaid	489	455	7.5%	154	217.5%
Market share of net additions (%)*	40.0%	53.1%	-13.1 p.p.	32.7%	7.3 p.p.
Market penetration	36.7%	33.0%	3.7 p.p.	24.9%	11.8 p.p.

SAC (R$)	148	144	3.0%	174	-14.9%

Monthly churn (%)	1.6%	1.2%	0.4%	2.1%	-0.5 p.p.
ARPU (in R$/month)	37.2	39.6	-6.1%	44.9	-17.0%
Contract	99.9	102.8	-2.8%	114.0	-12.4%
Prepaid	22.2	23.9	-71.0%	24.8	-10.5%
Total MOU (minutes)	94	99	-5.1%	110	14.5%
Contract	247	232	6.5%	217	13.8%
Prepaid	59	66	10.6%	66	-10.6%

Employees	2,212	2,150	2.9%	1,964	12.6%
Customer/employee	3,843	3,707	3.7%	3,192	20.4%

(*) source: Anatel

TC's Operating Highlinghts

•• TC's customers base increased by 35.6% in relation to 2Q03, reaching 8,500 thousand customers, and 6.6% in relation to 1Q04. Net additions in the quarter period were 530 thousand customers, a 215% growth in relation to the same period in 2003.

•• In 2Q04 TC remained as market leader in terms of net additions, with a 40% increase in its market share when compared to 2Q03, despite the enhanced marketing actions currently carried out by its competitors.

•• Churn recorded 1.6%, reflecting the disconnection of prepaid customers due to their failure to update personal record information, as required by Anatel, and to the enhanced competition activity.

•• The ARPU decreased by 16.4% and 6.1% in relation to 2Q03 and 1Q04, respectively, as a result of the growth in prepaid customers which became 82% of the total base (77% in 2Q03), generating a loss of R$ 3.9 between 2Q04 and 2Q03, and of the drop in the incoming MOU of 14.3% and 9.0%, when compared to the same periods. Excluding the SMP (Bill & Keep and CSP) effects, the reduction in the blended ARPU when compared to 2Q03 would be 11.7%, which also reflects a growth in the average customer base and an increased volume of bonuses granted in the quarter period. When compared to 1Q04, the prepaid ARPU decreased by 7.1%, mainly as a result of the 11.8% drop in the incoming MOU.

•• SAC decreased by 14.9% in relation to 2Q03, due to a reduction in subsidies, advertising and discounts in handset acquisition prices obtained from suppliers after the incorporation of VIVO Group. In relation to 1Q04, SAC increased due to enhanced competition activity and higher subsidy costs, which were materially affected by the negative foreign exchange variation in 2Q04 (5.3% increase in average dollar rates between 2Q04 and 2Q04), partially offset, however, by better negotiations with commercial partners.

•• The number of customers/employee in 2Q04 increased by 20.4%, in relation to 2Q03, and by 3.7%, in relation to 1Q04. Growing efficiency in operations and scale economies allowed the productivity improvement trend to be kept.

OPERATING PERFORMANCE - GLOBAL TELECOM S.A

	2 Q 04	1 Q 04	D%	2 Q 03	D%

Total number of customers (thousand)	2,129	1,873	13.7%	1,287	65.4%
Contract	272	269	1.1%	267	1.9%
Prepaid	1,857	1,604	15.8%	1,020	82.1%
Market share (*)	44.4%	44.4%	-	40.9%	3.5 p.p.
Net additions (thousand)	256	182	40.7%	85	201.2%
Contract	3	(12)	-125.0%	12	-75.0%
Prepaid	253	194	30.4%	73	246.6%
Market share of net additions (%)*	44.5%	48.9%	-4.4 p.p.	64.2%	-19.7 p.p.
Market penetration	30.1%	26.3%	3.8 p.p.	20.4%	9.7 p.p.

SAC (R$)	131	137	-4.4%	148	-11.5%

Monthly churn (%)	0.9%	1.4%	-0.5 p.p.	1.4%	-0.5 p.p.
ARPU (in R$/month)	25.5	28.3	-9.9%	35.2	-27.6%
Contract	70.9	71.1	-0.3%	77.0	-7.9%
Prepaid	17.4	19.4	-10.3%	24.5	-29.0%
Total MOU (minutes)	76	86	-11.6%	94	-19.1%
Contract	154	153	0.7%	164	-6.1%
Prepaid	62	71	-12.7%	76	-18.4%

Employees	425	438	-3.0%	489	-13.1%
Customer/employee	5,008	4,276	17.1%	2,631	90.3%
(*) source: Anatel

GT's Operating Highlights

•• GT's customers recorded increases by 65.4% and 13.7% in relation to 2Q03 and 1Q04, respectively. Net additions increased by 201.2% and 40.7% in relation to 2Q03 and 1Q04, respectively, which figures are above Brazilian average.

•• In 2Q04 GT reached a 44.5% share in net additions, keeping its market share stable in relation to 1Q04, and increasing by 3.5 p.p. in comparison to 2Q03, despite the entry of a new carrier in the market.

•• The blended ARPU was R$ 25.5, a reduction of 27.6% in relation to 2Q03, as a result of the growth in prepaid customer - with lower ARPU - which reached 87% of the total customer base (79% in 2Q03), generating a loss of R$ 4.3 between 2Q04 and 2Q03, and of the drop in the blended MOU of 19.1% and 11.6%, when compared to 2Q03 and 1Q04, respectively. Excluding the SMP effect, the blended ARPU would be R$ 27.6, recording a 21.6% reduction in relation to 2Q03, which also reflects a growth in the average customer base and an increased volume of bonuses granted in the quarter period. Contract ARPU remained unchanged during this quarter period.

•• SAC decreased by 11.5% and 4.4% in relation to 2Q03 and 1Q04, respectively, despite the negative impact caused by the foreign exchange variation in the period, due to the reduction in subsidies, advertising and discounts in handset prices obtained from suppliers.

•• Churn recorded 0.9%, a reduction of 0.5 percentile point in relation to 1Q04 and 2Q03, despite the disconnection of prepaid customers, due to their failure to comply with the personal information record updating requirements, and the enhanced competition activity.

• Synergy and efficiency gains obtained from the unification of the VIVO operators' structures has allowed an improvement trend in productivity, which increased by 90.3% and 17.1% in relation to 2Q03 and 1Q04, respectively.

OPERATING PERFORMANCE - TELE CENTRO OESTE PARTICIPAÇÕES S.A.

	2 Q 04	1 Q 04	D%	2 Q 03	D%

Total number of customers (thousand)	4,901	4,452	10.1%	3,330	47.2%
Contract	945	954	-0.9%	892	5.9%
Prepaid	3,956	3,498	13.1%	2,438	62.3%
Market Share (*)	55.0%	55.7%	-0.7 p.p.	57.5%	-2.5 p.p.
Net additions (thousand)	449	340	32.1%	152	195.4%
Contract	(9)	4	-325.0%	32	-128.1%
Prepaid	458	336	36.3%	120	281.7%
Market share of net additions (%)*	48.7%	59.8%	-11.1 p.p.	36.3%	12.4 p.p.
Market penetration	27.4%	24.5%	2.9 p.p.	18.5%	8.9 p.p.

SAC (R$)	95	84	13.1%	123	-22.8%

Monthly churn (%)	2.0%	1.7%	0.3 p.p.	2.2%	-0.2 p.p.
ARPU (in R$/month)	33.7	31.6	6.6%	43.3	-22.2%
Contract	86.9	74.8	16.2%	93.2	-6.8%
Prepaid	18.3	18.0	1.7%	25.0	-26.8%
Total MOU (minutes)	91	86	5.8%	103	-11.7%
Contract	207	184	12.5%	198	4.5%
Prepaid	59	57	3.5%	66	-10.6%

Employees	1,437	1,470	-2.2%	1,623	-11.5%
Customer/employee	3,411	3,029	12.6%	2,052	66.2%
(*) source: Anatel

Consolidated TCO's Operating Highlights

•• TCO's customer base increased by 47.2% in the last 12 months and by 10.1% in the quarter period. Net additions in the quarter period were 195.4% greater than those recorded in 2Q03 and 32.1% higher than those in 1Q04, which reflected enhanced marketing efforts applied to the Mother's Day and Valentine's Day promotional campaigns.

•• TCO recorded a 48.7% market share in net additions in 2Q04, as compared to 36.3% in 2Q03, reflecting the Company's market leadership, with 55.0% market share.

•• Churn recorded 2.0%, which reflected the event of disconnection of prepaid customers due to their failure to comply with Anatel's requirements for updating the personal record information. If we excluded such effects, churn would be 1.7%, in line with 1Q04.

•• Reported blended ARPU of R$33.7, down 22.2% YoY, was impacted by the SMP effect (R$3.4), the change in the customer mix equivalent to R$3.9 (prepaid customer base grew 62.3% accounting for 81% of the total base, compared with 73% a year earlier), the fall in incoming MOU of 23% and by the higher incidence of free traffic bonus. Normalizing for the mix and SMP (B&K, CSP), the ARPU reduction would have been of R$2.3 or 6.4% YoY. Quarter over quarter, the blended ARPU rose 6.6% primarily driven by an 11.7% increase in outgoing MOU.

•• TCO's SAC decreased by 22.8% in relation to 2Q03, due to a reduction in subsidies, advertising and discounts in handset acquisition prices obtained from suppliers after the incorporation of the Company into VIVO's Group. In relation to 1Q04, SAC increased due to enhanced competition activity and higher subsidy costs, which was materially affected by foreign exchange variation in 2Q04 (5.3% increase in average dollar rates between 2Q04 and 1Q04), partially offset, however, by better negotiations with commercial partners.

•• Increasing improvement in operations, scale economies and administrative efficiency allowed productivity to continue growing in 2Q04, having increased by 66.2% and by 12.6% in relation to 2Q03 and 1Q04, respectively.

NET OPERATING REVENUE
	According to Corporate Law
	2 Q 04	1 Q 04	Δ%	2 Q 03	Δ%	2 Q 03
R$ million						(*)	D%
Subscription and Usage	714.0	655.3	9.0%	640.5	11.5%	712.0	0.3%
Network usage	726.7	716.1	1.5%	567.9	28.0%	630.1	15.3%
Other services	103.5	101.0	2.5%	50.1	106.6%	56.0	84.8%
Revenue from telecomm. services	1,544.2	1,472.4	4.9%	1,258.5	22.7%	1,398.1	10.4%
Sales of handsets	295.1	246.2	19.9%	253.6	16.4%	268.9	9.7%
Total net revenue	1,839.3	1,718.6	7.0%	1,512.1	21.6%	1,667.0	10.3%
(*)TCO's aggregated results relating to April for comparison purposes

Net Revenue from Services

Net revenue from services reached R$ 1,544.2 million, representing a 10.4% growth in relation to 2Q03 (including April, for TCO), reflecting a 39.1% increase in the average customer base and greater use of data services. Excluding the SMP effect, the net revenue would have increased by 18.1% in relation to 2Q03.

.

Revenue from Data

Revenue from data continued to grow, having recorded 110.9% and 3.5% increases in relation to 2Q03 and 1Q04, respectively, representing 4.6% of the net revenue from services in 2Q04 (5.1% in 2Q03). Such increase was possible due to the availability of new services and existence of popular campaigns promoting access and use of these services on a nationwide basis. SMS represented 71.2% of the data revenue in the period. The average number of SMS messages sent per month in 1Q04 was approximately 70 million, a 76% growth in relation to the average of the same period of 2003.

OPERATING COSTS

	According to Corporate Law
	2 Q 04	1 Q 04	D%	2 Q 03	D%	2Q03
R$ million						(*)	D%
Personnel	(91.7)	(89.1)	2.9%	(70.3)	30.4%	(78.5)	16.8%
Cost of services rendered	(209.5)	(200.5)	4.5%	(256.0)	-18.2%	(285.0)	-26.5%
Leased lines	(28.9)	(32.9)	-12.2%	(27.5)	5.1%	(30.3)	-4.6%
Interconnection	(59.3)	(52.0)	14.0%	(114.8)	-48.3%	(130.1)	-54.4%
Rent/Insurance/Condominium fees	(25.1)	(24.5)	2.4%	(21.7)	15.7%	(22.7)	10.6%
Fistel and other taxes and contributions	(46.3)	(45.0)	2.9%	(44.5)	4.0%	(49.1)	-5.7%
Third-party services	(46.1)	(42.1)	9.5%	(44.0)	4.8%	(48.0)	-4.0%
Others	(3.8)	(4.0)	-5.0%	(3.5)	8.6%	(4.8)	-20.8%
Cost of goods sold	(420.8)	(339.8)	23.8%	(303.0)	38.9%	(326.8)	28.8%
Selling expenses	(352.1)	(313.5)	12.3%	(252.3)	39.6%	(270.2)	30.3%
Provision for doubtful debtors	(51.5)	(41.1)	25.3%	(29.7)	73.4%	(34.1)	51.0%
Third-party services	(284.6)	(254.4)	11.9%	(172.2)	65.3%	(183.8)	54.8%
Others	(16.0)	(18.0)	-11.1%	(50.4)	-68.3%	(52.3)	-69.4%
General and administrative expenses	(115.5)	(81.1)	42.4%	(86.7)	33.2%	(97.2)	18.8%
Other operating revenue(expenses)	(4.8)	4.2	-214.3%	(6.8)	-29.4%	(6.3)	-23.8%
Total costs before deprec./amortiz.	(1,194.4)	(1,019.8)	17.1%	(975.1)	22.5%	(1,064.0)	12.3%
Depreciation and amortization	(299.5)	(295.5)	1.4%	(293.5)	2.0%	(309.8)	-3.3%
Total operating costs	(1,493.9)	(1,315.3)	13.6%	(1,268.6)	17.8%	(1,373.8)	8.7%
(*) TCO's aggregated results for April for comparison purposes

Personnel Cost

Personnel cost in 2Q04 increased by 16.8% (including April for TCO) in relation to the same period of last year. Such increase was due to a collective labor agreement executed in November 2003, which approved a 7.5% increase in the payroll, as a result of the salaries reclassification occurred in October 2003, as well as to enhanced commercial activities (personnel cost related to sales).

Cost of Services Rendered

Reduction of 26.5% (including April for TCO) in relation to 2Q03 due to lower interconnection costs that were materially affected by the SMP and third-party services rules. Excluding the SMP effects, the cost of services rendered would be unchanged in relation to 1Q04.

Selling Expenses

In 2Q04, selling expenses increased by 30.3% in relation to 2Q03, due to the write-off of the provision for doubtful debtors (PDD) posted by GT in 1Q04, higher call center costs, competition intensification and enhanced commercial activity (gross additions increased by 84%).

It is worth to highlight the positive annual evolution of TCP's consolidated SAC (Subscriber Acquisition Cost), which was reduced to R$ 125, a 17.1% decrease when compared to 2Q03, due to handsets subsidy reduction. The increase in relation to 1Q04 was due, mainly, to Brazilian real devaluation against US dollar and to enhanced competition activity.

Bad Debt

The provision for doubtful debtors in 2Q04 recorded a 25.3% increase in relation to 1Q04, as a result of the reversal in the PDD write-off in GT in 1Q04, which was reversed in 2Q04. Should that adjustment be disregarded, the PDD would have been reduced by 4.2%, representing 1.9% of the total gross revenue.

The company continues to strive for ensuring quality contract customer base, as well as for keeping Vivo Group's strategy for monitoring credit to resellers and corporate customers.

General and administrative expenses

General expenses recorded 18.8% and 42.4% increases when compared to 2Q03 and 1Q04, respectively. Such increases were caused by the raise of system maintenance and consulting costs and taxes. Excluding this effect, a 9.0% reduction would have been achieved in relation to 2Q03 and an 8.7% increase in relation to 1Q04 in general expenses.

EBITDA

TCP's EBITDA in 2Q04 (including April, for TCO) were R$ 644.9 million, a 6.9% increase when compared to 2Q03, representing a 35.1% margin (36.2% - including TCO - in 2Q03) and 41.8% on the net revenue from services.

Depreciation and Amortization

Depreciation and amortization recorded a 1.4% increase in relation to 1Q04, due to the new investments under way and reduction in the time period for amortization of the Premium paid upon TCO acquisition.

FINANCIAL INCOME
	According to Corporate Law
	2 Q 04	1 Q 04	D%	2 Q 03	D%	2Q03
R$ million						(*)	D%
Financial Income	81.5	157.3	-48.2%	704.4	-88.4%	777.5	-89.5%
Exchange Rate Variation	74.1	96.9	-23.5%	623.8	-88.1%	679.7	-89.1%
Other financial income	67.8	68.7	-1.3%	82.6	-17.9%	103.3	-34.4%
(-) Pis/Cofins taxes on financial revenues	(60.4)	(8.3)	627.7%	(1.9)	3078.9%	(5.5)	998.2%
Financial Expenses	(363.2)	(376.2)	-3.5%	(1,084.1)	-66.5%	(1,140.6)	-68.2%
Exchange Rate Variation	(391.8)	(103.7)	277.8%	(178.4)	119.6%	(178.4)	119.6%
Other financial expenses	(169.1)	(164.4)	2.9%	(227.3)	-25.6%	(235.2)	-28.1%
(Losses)/Gains from derivative transactions	197.7	(108.1)	-282.9%	(678.4)	-129.1%	(727.0)	-127.2%
Financial Income (Expense)	(281.7)	(218.9)	28.7%	(379.7)	-25.8%	(363.1)	-22.4%
(*) TCO's aggregated results relating to April for comparison purposes

Financial Income

In relation to 1Q04 TCP's financial income decreased by R$ 62.8 million (28.7%), mainly as a result of the increase in the rate of Cofins tax levied on Interest On Own Capital paid by TC to TCP (R$ 274 million) and on gains from derivatives transactions occurred in the quarter period due to the devaluation of Brazilian Real against US Dollar. Excluding these facts, the net income would have remained stable.

Net Loss

TCP's loss in 2Q04 was R$ 67.3 million, recording a 90.7% increase in relation to the net loss of R$ 35.3 million recorded in 1Q04. If the current corporate share in TCO's loss in April were added in 2Q03, the loss would be R$ 249.4 million, resulting in a 73.0% reduction in the loss recorded for 2Q04.

LOANS AND FINANCING

	CURRENCY
Lenders (R$ million)	R$	URTJLP	UMBND	US$	Yen	Euro	Total

Financial institutions	548.2	540.4	73.8	2.452.0	386.1	-	4.000,5
Suppliers	-	-	-	15.3	-	-	15,3
Affiliated companies	-	-	-	675.2	-	1,594.0	2.269,2
Fixcel - TCO's Acquisition	-	-	-	70.3	-	-	70,3
Total	548.2	540.4	73.8	3,212.8	386.1	1,594.0	6.355,3

Payment Schedule - LT

2006	1.4	143.1	10.9	538.9	58.6	-	752,9
2007	2.4	92.4	21.7	80.4	-	-	196,9
as from 2006	511.6	73.0	19.2	515.4	-	-	1.119,2
Total	515.4	308.5	51.8	1,134.7	58.6	-	2.069,0

NET DEBT
	jun-30/04	mar-31/04

Short Term	4,286.3	3,729.7
Long Term	2,069.0	2,485.7
Total debt	6,355.3	6,215.4
Cash and cash equivalents	(1,099.5)	(984.2)
Derivatives	(774.0)	(1,064.6)
Net Debt	4,481.8	4,166.6

(*) BNDES long term interest rate unit
(**) A UMBNDES - basket of foreign currencies unit, US dollar predominant

Indebtedness

On June 30, 2004, TCP's debt with loans and financings amounted to R$ 6,355.3 million (R$ 6,215.4 million on March 31, 2004), 82.9% of which is denominated in foreign currency. The company has entered into exchange rate hedging contracts for protecting 100% of its debt against foreign exchange volatility. This debt was offset by cash and financial investments (R$ 1,099.5 million) and by derivative assets and liabilities (R$ 774 million receivable), resulting in a net debt of R$ 4,481.8 million.

At the end of 2Q04, short-term debt represented 67.4% of total debt. Short-term debt is impacted by a R$ 500 million issue of debentures maturing in August 2004, as well as by € 416 million loans with one of the controlling shareholders and USD 150 million Commercial Papers issued in the foreign market, both maturing in November 2004.

CAPEX
				Accum
	2Q04	1Q04	2Q03	2004

Network	226.8	37.9	46.2	264.6
Technology /I nformation Systems	84.6	31.5	19.9	116.1
Other	31.7	36.1	30.0	67.8
Total	343.1	105.5	96.1	448.5

Net Revenue Percentage	18.7%	6.1%	6.4%	12.6%

Capital Expenditures

Capital expenditures recorded in the quarter period were R$ 343.1 million, as compared to R$ 96.1 million expenditures in 2Q03 (including TCO). Such amount represents 18.7% of the net revenue, in comparison to 6.4% in the same period of last year. The amount invested in 2Q04 was mainly intended for improvement and capacity expansion projects related to the services rendered, selective implantation of the 1xRTT network by overlaying TDMA network in TCO, evolution of GT's network to 1xRTT, provision of new telecommunication services, development of own transmission routes and integration of systems and advisory services. Capex in the semester represent 12.6% of the net revenue from services

Operating Cash Flow

Cash flow recorded a reduction from 31.5% to 49.1% when compared to 2Q03 and 1Q04, respectively. Such reduction was caused, mainly, by the amount of capital expenditures the company has effected. Even thus, the cash flow income ascertained in the period shows that enough funds have been generated from its operations to ensure its capital expenditures program.

Subsequent Events

•         On June 30, 2004, the corporate restructuring involving Tele Centro Oeste Celular Participações S.A. and its controlled companies:: Telegoiás Celular S.A., Telems Celular S.A., Telemat Celular S.A., Teleacre Celular S.A. and Teleron Celular S.A. This restructuring will allow an advance in capitalization conditions for TCO Participações and its operators, besides an improvement in the respective companies' cash flows, as a result of the tax benefit, in the approximate amount of R$ 511 million, generated as from the premium amortization, in the next five years, owed by TCP upon TCO acquisition. The transaction will not entail any change in the share control of TCO Participações and of its operators, except for the fact that the operators became TCO's wholly-owned subsidiaries. Further information about the transaction may be accessed from our website.

•         On July 8, 2004, the company's Board of Directors approved the conditions for renegotiation of its first issue debentures, the yield rate having been established as 104.4% of CDI. The terms and conditions detailed in the renegotiation are disclosed in the Notice to Debentureholders of the same date, and may be accessed from our website.

Social Responsibility

VIVO launched the VIVO Institute, on July 7, 2004, thus enhancing its Social Responsibility actions in the whole country. Focusing on education and environment actions, VIVO Institute has the mission of promoting citizenship, by sharing VIVO's values and experiences with the society as a whole. Within TCP's coverage area, VIVO Institute supports social actions in conjunction with the Ayrton Senna Institute and Pastoral da Criança (Children's Pastoral Mission), in addition to developing campaigns designed to promote social welfare and population citizenship, such as the "Guri" Project and the Telecenters in São Paulo. VIVO's social investment in 2004 should reach R$ 12 million.

Prizes

VIVO was awarded, in May, the "Consumidor Moderno's Excellence in Customer Services Prize", granted by Revista Consumidor Moderno (Modern Consumer Magazine). In June, four VIVO cases were also awarded prizes, among which "VIVO ao VIVO" and VIVO Open Air were awarded the "Top of Marketing" prize from the Brazilian Association of Sales and Marketing Officers (ADVB).

ENCLOSED TABLES:

Table 1: Consolidated Income Statement of TCP

Table 2 Consolidated Balance Sheet of TCP

Table 3: Income Statement of GT

Table 4: Income Statement of TCO

TELECONFERENCE - 2 T04 (ENGLISH)

Webcast: www.vivo.com.br/ri

Date: July 23, 2004 (Friday)

Time: 01:00 p.m. (São Paulo time) and 12:00 p.m. (Eastern time)

Telephone number: (+1 412-858-4600)

Teleconference Code: 985

The teleconference audio replay will be available from telephone number (0XX11 4673-4532) under the teleconference code: 985.

Contact:	Ronald Aitken - IR Officer ronald.aitken@vivo.com.br (11) 5105-1172

This press release contains forecasts of future events. Such statements are not statements of historical fact, and merely reflect the expectations of the company's management. The terms "anticipates," "believes," "estimates," "expects," "forecasts," "intends," "plans," "projects", "aims" and similar terms are intended to identify these statements, which obviously involve risks or uncertainties which may or may not be foreseen by the company. Accordingly, the future results of operations of the Company may differ from its current expectations, and the reader should not rely exclusively on the positions taken herein. These forecasts speak only of the date they are made, and the company does not undertake any obligation to update them in light of new information or future developments.

TABLE 1: CONSOLIDATED INCOME STATEMENT - TCP

	According to Corporate Law
	2 Q 04	1 Q 04	2 Q 03	Accumulated
R$ million				06/30/04	06/30/03
Gross revenue	2,416.2	2,263.9	2,005.0	4,680.1	3,181.5
Revenue from Services	1,936.5	1,866.4	1,618.7	3,802.9	2,612.5
Revenue from handsets	479.7	397.5	386.3	877.2	569.0

Deductions - Taxes and others	(576.9)	(545.3)	(492.9)	(1,122.2)	(742.2)

Net Revenue	1,839.3	1,718.6	1,512.1	3,557.9	2,439.3
Revenue from Services	1,544.2	1,472.4	1,258.5	3,016.6	2,079.2
Revenue from handsets	295.1	246.2	253.6	541.3	369.3

Operating Costs	(1,194.4)	(1,019.8)	(975.1)	(2,214.2)	(1,494.9)
Personnel	(91.7)	(89.1)	(70.3)	(180.8)	(126.3)
Services Cost	(209.5)	(200.5)	(256.0)	(410.0)	(419.4)
Handsets Cost	(420.8)	(339.8)	(303.0)	(760.6)	(438.1)
Selling expenses	(352.1)	(313.5)	(252.3)	(665.6)	(402.5)
General and Administrative Expenses	(115.5)	(81.1)	(86.7)	(196.6)	(162.3)
Other operating revenue (expenses)	(4.8)	4.2	(6.8)	(0.6)	53.7

EBITDA	644.9	698.8	537.0	1,343.7	944.4
EBITDA Margin	35.1%	40.7%	35.5%	37.8%	38.7%

Depreciation and Amortizations	(299.5)	(295.5)	(293.5)	(595.0)	(542.0)

EBIT	345.4	403.3	243.5	748.7	402.4

Net Financial Income	(281.7)	(218.9)	(379.7)	(500.6)	(632.1)
Non-operating revenue (expenses)	0.1	0.7	(4.6)	0.8	(4.7)
Taxes	(33.4)	(148.4)	(58.7)	(181.8)	(96.8)
Minority interest	(97.7)	(72.0)	(62.6)	(161.7)	(62.6)

Loss in the period	(67.3)	(35.3)	(262.2)	(102.6)	(393.8)

(*) TCO's aggregated results relating to April, for comparison purposes

TABLE 2: CONSOLIDATED BALANCE SHEET - TCP
(ACCORDING TO CORPORATE LAW)
R$ million
ASSETS	2Q04	1Q04
Current Assets	4,593.7	4,276.5
Cash and cash equivalents	1,099.5	984.2
Net accounts receivable	1,324.4	1,249.7
Inventory	373.4	191.1
Deferred and recoverable taxes	874.2	569.8
Derivatives transactions	577.4	997.1
Other current assets	344.8	284.6

Long Term Assets	1,843.8	1,407.4
Derivatives transactions	517.6	453.5
Deferred and recoverable taxes	1,244.0	876.6
Other long term assets	82.2	77.3

Permanent Assets	7,145.4	7,611.5
Investments	1,695.5	2,255.1
Property, plant and equipment	5,204.6	5,099.6
Deferred assets	245.3	256.8

Total Assets	13,582.9	13,295.4

LIABILITIES
Current Liabilities	6,557.8	5,892.3
Suppliers and Consignment	1,328.4	1,181.1
Taxes, fees and contributions	255.6	234.3
Interest on own capital	104.6	107.3
Loans and financing	4,286.3	3,729.7
Contingencies provision	114.6	139.2
Derivatives transactions	314.2	340.4
Other current liabilities	154.1	160.3

Long Term Liabilities	2,466.9	2,876.0
Loans and financing	2,069.0	2,485.7
Contingencies provision	196.1	154.9
Taxes, fees and contributions	191.3	186.1
Derivatives transactions	6.8	45.6
Other long term liabilities	3.7	3.7

Minority interest	1,267.3	1,168.9

Shareholders' Equity	3,290.6	3,357.9

Funds for capitalization	0.3	0.3

Total Liabilities	13,582.9	13,295.4

TABLE 3: CONSOLIDATED INCOME STATEMENTS - GLOBAL TELECOM S.A .
R$ million	06/30/04	06/30/03

Revenue from Services	371.132	306.072
Revenue from handsets	127.104	59.135
Gross Revenues	498.236	365.207

Deductions- Taxes and others	(108.911)	(55.693)

Net Revenue	389.325	309.514

Cost of Services provided	(139.612)	(156.468)
Cost of products sold	(130.957)	(63.771)

Gross Profit	118.756	89.275

Selling expenses	(122.086)	(78.314)
General and Administrative expenses	(29.785)	(35.982)
Other operating expenses	(21.988)	(35.743)
Other operating income	3.735	1.864
Operating expenses	(170.124)	(148.175)

Income (loss) from operations before
financial expenses	(51.368)	(58.900)

Financial expenses	(76.457)	(247.954)
Financial income	5.842	12.230

	(121.983)	(294.624)

Nonoperating income (expenses) , net	165	(71)

Loss before tax	(121.818)	(294.695)

Income and social contribution taxes	-	(38.348)

Net Loss	(121.818)	(333.043)

TABLE 4: CONSOLIDATED INCOME STATEMENTS - TCO

	According to Corporate Law					Accum
	2 Q 04	1 Q 04	Δ %	2 Q 03	Δ %	jun-04	jun-03
R$ million
Gross revenue	740.6	619.5	19.5%	617.6	19.9%	1,360.1	1,142.5
Revenue from Services	613.4	535.3	14.6%	532.2	15.3%	1,148.7	1,008.7
Revenue from handsets	127.2	84.2	51.1%	85.4	48.9%	211.4	133.8

Deductions - Taxes and others	(179.7)	(156.9)	14.5%	(128.9)	39.4%	(336.6)	(240.7)

Net Revenue	560.9	462.6	21.2%	488.7	14.8%	1,023.5	901.8
Revenue from Services	472.6	404.4	16.9%	421.2	12.2%	877.0	796.9
Revenue from handsets	88.3	58.2	51.7%	67.5	30.8%	146.5	104.9

Operating Costs	(316.6)	(268.4)	18.0%	(291.1)	8.8%	(585.0)	(542.0)
Personnel	(33.0)	(33.6)	-1.8%	(26.1)	26.4%	(66.6)	(48.8)
Services Cost	(47.6)	(45.5)	4.6%	(89.9)	-47.1%	(93.1)	(178.3)
Handsets Cost	(127.1)	(91.8)	38.5%	(93.8)	35.5%	(218.9)	(154.5)
Selling expenses	(82.8)	(87.3)	-5.2%	(59.7)	38.7%	(170.1)	(111.8)
General and Administrative Expenses	(18.0)	(15.4)	16.9%	(24.6)	-26.8%	(33.4)	(50.8)
Other operating revenue (expenses)	(8.1)	5.2	-255.8%	3.0	-370.0%	-2.9	2.2

EBITDA	244.3	194.2	25.8%	197.6	23.6%	438.5	359.8
EBITDA Margin	43.6%	42.0%	1.6%	40.4%	3.1%	42.8%	39.9%

Depreciation and Amortizations	(49.2)	(51.8)	-5.0%	-49.3	-0.2%	(101.0)	(96.3)

EBIT	195.1	142.4	37.0%	148.3	31.6%	337.5	263.5

Net Financial Income	14.2	14.3	-0.7%	39.3	-63.9%	28.5	66.6
Non-operating revenue/expenses	(0.1)	(2.2)	-95.5%	0.6	-116.7%	(2.3)	1.1
Taxes	(70.8)	(53.2)	33.1%	(66.2)	6.9%	(124.0)	-115.2
Minority interest	(1.5)	(1.7)	-11.8%	(2.1)	-28.6%	-3.2	-3.9

Net Profit	136.9	99.6	37.4%	119.9	14.2%	236.5	212.1

Financial Terms:

EBIT - Operating result before interest and taxes.

EBITDA - Operating result before interest, taxes, depreciation and amortization.

EBITDA Margin = EBITDA / Net Operating Revenue.

CAPEX - Capital Expenditure

Operating Cash Flow = Accrued EBITDA - Accrued CAPEX.

Subsidy = (net revenue from goods - cost of goods sold + discounts given by suppliers) / gross additions

PDD - Provision for doubtful debtors. A concept in accounting that measures the provision made for accounts receivable overdue for more than 90 days.

Net debt = Gross debt - cash - financial investments - securities - active derivative transactions + passive derivative transactions

Debt / EBITDA - Index which evaluates the Company's ability to pay its debt with the generation of operating cash in a one-year period.

NE - Net Equity (Shareholders' Equity)

Net debt/ (Net debt + NE) - Index which measures the Company's financial leverage.

Current Capital (Short-term capital) = Current assets - Current liabilities

Working capital = Current Capital - Net Debt

Technology and Services

CDMA - (Code Division Multiple Access) - Aerial interface technology for cellular networks based on spectral spreading of the radio signal and channel division in the code domain.

1XRTT - (1x Radio Transmission Technology) - It is the CDMA 2000 1X technology which, pursuant to the ITU (International Telecommunication Union), and in accordance with the IMT-2000 rules, is the 3G (third generation) Technology.

ZAP - A service which allows quick wireless access to the Internet through a computer, notebook or palmtop, using the CDMA 1XRTT technology.

WAP - Wireless Application Protocol is an open and standardized protocol started in 1997 which allows access to Internet servers through specific equipment, a WAP Gateway at the carrier, and WAP browsers in customers' handsets. WAP supports a specific language (WML) and specific applications (WML script).

SMS - Short Message Service - Short text message service for cellular handsets, allowing customers to send and receive alphanumerical messages.

Operating indicators:

Customers - Number of wireless lines in service.

Gross additions - Total of new customers acquired in the period.

Net additions = Gross Additions - Reduction in number of customers

Market share = Company's total number of customers / number of customers in its operating area

Net additions market share: participation of estimated net additions in the operating area.

Market penetration = Company's total number of customers + estimated number of customers of competitors) / each 100 inhabitants in the Company's operating area

Churn rate - Percentage measuring the number of inactive customers during a specific time period, relative to the average number of active customers in the same period = number of customers lost in the period / ((customers at the beginning of the period + customers at the end of the period) / 2)

ARPU (Average Revenue per User) - net revenue from services per month / monthly average of customers in the period

Blended ARPU - ARPU of the total customer base (contract + prepaid)

Contract ARPU - ARPU of contract service users

Prepaid ARPU - ARPU of prepaid service users

MOU (minutes of use) - monthly average, in minutes, of traffic per customer = (Total number of outgoing minutes + incoming minutes) / monthly average of customers in the period

Contract MOU - MOU of contract service users

Prepaid MOU - MOU of prepaid service users

SAC - cost of acquisition per customer = (70% marketing expenses + costs of the distribution network + handset subsidies) / gross additions.

Productivity = number of customers / permanent employees

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 23, 2004

TELESP CELULAR PARTICIPAÇÕES S.A.

By:	/S/ Fernando Abella Garcia
Fernando Abella Garcia Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.